Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

December 11, 2017

U.S. Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Attention:	Laura Nicholson Special Counsel Office of Transportation and Leisure
Re:	Scorpio Bulkers Inc. Registration Statement on Form F-3 File No. 333-221441

Dear Ms. Nicholson:
This letter sets forth the response of Scorpio Bulkers Inc. (the "Company") to the comment letter dated December 5, 2017 (the "Comment Letter") of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") with respect to the Company's registration statement on Form F-3 (the "Registration Statement"), filed via EDGAR on November 9, 2017. The Company has today filed via EDGAR this letter which responds to the Staff's comments contained in the Comment Letter.
The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.
General
1.
We note that there are outstanding comments on your Annual Report on Form 20-F for the fiscal year ended December 31, 2016. Please note that all comments must be resolved before we act on a request for acceleration regarding your Form F-3.

The Company acknowledges the Staff's comment and understands that all of the Staff's outstanding comments on the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (the "2016 Form 20-F") must be resolved prior to the Staff acting on a request for acceleration of the Registration Statement. The Company advises the Staff that it has today filed via EDGAR its response to the Staff's comment letter dated November 27, 2017 in which the Staff provided comments relating to the 2016 Form 20-F.

U.S. Securities and Exchange Commission
December 11, 2017

2.
We note that you are seeking to register the resale of shares issuable upon the exercise of a warrant and that the warrant is exercisable in three parts for a specified number of shares based upon the delivery of each of the three acquisition vessels. As it appears that delivery of all vessels has not yet occurred, please tell us why you believe it is appropriate to register for resale the shares underlying the warrant that is not yet exercisable. In your response, please provide your analysis as to whether the private placement of the warrant is complete.

The Company advises the Staff that the private placement of the warrant was completed on November 8, 2017, at which time the Company issued a physical warrant to the selling shareholder, without being subject to additional conditions, in partial consideration for the selling shareholder's irrevocable contractual commitment to sell three identified vessels to the Company. The private placement of the warrant was completed before the Registration Statement was filed.
Under the Staff's guidance set forth in Question 116.18 and 139.10 of the Securities Act Forms Compliance and Disclosure Interpretations (the "CDIs"), a "company may use Form [F]-3 to register, prior to conversion, the resale of common stock issuable upon conversion of the outstanding, privately-placed convertible securities" so long as it otherwise satisfies the requirements of Form [F]-3. The Company respectfully submits that the position stated in the CDIs is applicable to the Company's registration of the resale of Common Shares issuable upon the exercise of the outstanding warrant issued to the Selling Shareholder, as (i) the warrant which is exercisable for Common Shares was issued and outstanding at the time of registration, (ii) the number of Common Shares to be issued upon each exercise of the warrant is fixed, and (iii) the Company satisfies the Form F-3 registrant eligibility requirements and the offering satisfies the Form's secondary offering requirements.  In addition, the Company notes that the vessel purchase agreements pursuant to which the warrant was issued as partial consideration for the sale price of the vessels was executed and delivered on November 6, 2017, and at such time created a binding contractual obligation on the part of the Selling Shareholder to sell the vessels to the Company and to take the warrant and fixed number of underling Common Shares.  We believe the position expressed in the CDIs, and the Staff's practice of allowing the registration of the resale of shares issuable upon the exercise of outstanding warrant, support our position that the registration of the resale of the Common Shares issuable upon exercise of the warrant is permitted.

U.S. Securities and Exchange Commission
December 11, 2017

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1265 or Filana R. Silberberg, Esq. at (212) 574-1308.

Very truly yours, /s/ Edward S. Horton Edward S. Horton, Esq.